UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7 to Schedule 13D filed by George Feldenkreis and

Amendment No. 1 to Schedule 13D filed by Oscar Feldenkreis)1

Perry Ellis International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

288853104

(CUSIP Number)

GEORGE FELDENKREIS

OSCAR FELDENKREIS

4810 NW 74 Ave

Miami, FL 33166

(305) 499-9789

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 288853104

1	NAME OF REPORTING PERSON

George Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,594,547
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,316
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,594,547
	10	SHARED DISPOSITIVE POWER

122,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,716,863[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

IN

1 See Item 5

2

CUSIP No. 288853104

1	NAME OF REPORTING PERSON

Feldenkreis Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,316
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

122,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 288853104

1	NAME OF REPORTING PERSON

Feldenkreis Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 288853104

1	NAME OF REPORTING PERSON

GF Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 288853104

1	NAME OF REPORTING PERSON

Oscar Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,073,329
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		150,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,073,329
	10	SHARED DISPOSITIVE POWER

150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,329[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

1 See Item 5

6

CUSIP No. 288853104

1	NAME OF REPORTING PERSON

Fanny Hanono
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		326,073
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

326,073
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

326,073[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

IN

1 See Item 5

7

CUSIP No. 288853104

1	NAME OF REPORTING PERSON

Mary Ellen Kanoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

1 See Item 5

8

CUSIP No. 288853104

1	NAME OF REPORTING PERSON

Scott A. LaPorta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 288853104

1	NAME OF REPORTING PERSON

Matthew McEvoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 288853104

The following constitutes Amendment No. 7 to the Schedule 13D filed by the Reporting Persons (excluding Oscar Feldenkreis, Feldenkreis Holdings LLC, GF Merger Sub, Inc. and Fanny Hanono, each of whom is hereby added as a Reporting Person) (the “Amendment No. 7”) and Amendment No. 1 to the Schedule 13D filed by Oscar Feldenkreis with the Securities and Exchange Commission on May 21, 2018. Upon the filing of this Amendment No.7, Oscar Feldenkreis is ceasing to report his statements on Schedule 13D independently and is jointly filing statements on Schedule 13D with respect to the securities of the Issuer with the other Reporting Persons named herein. The Schedule 13Ds are hereinafter amended as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by (i) George Feldenkreis; (ii) the Feldenkreis Family Foundation, Inc., a Florida not-for-profit corporation that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which George Feldenkreis is an officer and director (the “Foundation”); (iii) Feldenkreis Holdings LLC, a Delaware limited liability company (“Parent”); (iv) GF Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); (v) Oscar Feldenkreis; (vi) Fanny Hanono; and (vii) each of Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy, as nominees for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of George Feldenkreis, the Foundation, Parent, Merger Sub and Fanny Hanono is 4810 NW 74 Ave, Miami, FL 33166. The principal business address of Oscar Feldenkreis is c/o Perry Ellis International, Inc., 3000 N.W. 107th Avenue, Miami, FL 33172. The officers and directors of the Foundation and their principal business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. Except as otherwise described herein, at present, George Feldenkreis has no agreement or understanding with any of the officers and directors of the Foundation concerning the voting or disposition of any Shares such officers and directors may own directly. The principal business address of Mary Ellen Kanoff is 10250 Constellation Blvd., Suite 2230, Los Angeles, CA 90067. The principal business address of Scott A. LaPorta is 15303 Ventura Boulevard, Suite 675, Sherman Oaks, California 91403. The principal business address of Matthew McEvoy is Suite 404, 22 Notting Hill Gate, W11 3JE, London.

(c)       The principal occupation of George Feldenkreis is serving as a private investor and acting as a director of the Issuer. The principal business of the Foundation is serving charitable purposes. The officers and directors of the Foundation and their principal occupations are set forth on Schedule A and are incorporated by reference in this Item 2. George Feldenkreis is the sole director and CEO, President, Secretary and Treasurer of Merger Sub and the sole member and sole manager of Parent. The principal business of Parent and Merger Sub is that they were formed for purposes of acquiring the Issuer in connection with the Merger (defined and described in Item 4). The principal occupation of Oscar Feldenkreis is serving as the Chief Executive Officer, President and as a director of the Issuer. The principal occupation of Fanny Hanono is serving as President of GFX, Inc. The principal occupation of Mary Ellen Kanoff is serving as the Chief Legal Officer and General Counsel of Peninsula Pacific. The principal occupation of Scott A. LaPorta is serving as the President and Chief Operating Officer of Neurobrands, LLC. The principal occupation of Matthew McEvoy is serving as an independent strategic advisor.

(d)       No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       George Feldenkreis, Oscar Feldenkreis, Fanny Hanono, Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

11

CUSIP No. 288853104

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

As the founder of the Issuer, George Feldenkreis held certain securities of a predecessor entity to the Issuer, which securities were converted, prior to the initial public offering of the Issuer, into certain of the Shares that are currently held by George Feldenkreis. In addition, certain of George Feldenkreis’ Shares were obtained through the exercise of stock options and other equity awards that were granted to George Feldenkreis during his tenure as an officer and/or director of the Issuer. 562,202 Shares were purchased in the open market by George Feldenkreis with personal funds. The cost basis for such Shares is $9,271,490.

The 122,316 Shares owned by the Foundation were gifted by George Feldenkreis.

Certain of the Shares beneficially owned by Oscar Feldenkreis were gifted by George Feldenkreis, or were, or may be, obtained through the exercise of stock options and vesting of other equity awards that were granted to Oscar Feldenkreis as an officer and/or director of the Issuer.

Certain of the Shares beneficially owned by Fanny Hanono were gifted by George Feldenkreis, or were, or may be, obtained through the exercise of stock options and vesting of other equity awards that were granted to Fanny Hanono during her tenure as an officer and/or director of the Issuer.

On June 15, 2018, Parent, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), under which Parent, a newly formed entity controlled by George Feldenkreis, agreed to acquire all of the outstanding Shares not already beneficially owned by the Rollover Participants (as defined below) (other than Shares held in treasury and Shares owned by shareholders who perfect appraisal rights under applicable law), for $27.50 per share in cash. The aggregate value of the transactions contemplated by the Merger Agreement is approximately $437 million, which is expected to be funded through equity provided by the Rollover Participants (as defined below) and certain debt financings as further described below.

Concurrently with the execution of the Merger Agreement, each of George Feldenkreis, in his individual capacity and as trustee for the George Feldenkreis Revocable Trust UAD 12/23/13, as amended on 11/2/17, Fanny Hanono, in her individual capacity and as trustee for the Fanny Hanono Revocable Trust UAD 07/06/11, Oscar Feldenkreis, in his individual capacity and as trustee for the Oscar Feldenkreis Revocable Trust UAD 5/6/11, and Elena Feldenkreis, as trustee for each of the Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12 and Stephanie Feldenkreis 2012 Irrevocable UAD 10/17/12 (collectively, the “Rollover Participants”), entered into a letter agreement (collectively, the “Rollover Agreements”) with Parent. Pursuant to the Rollover Agreements, the Rollover Participants have agreed to contribute, immediately prior to the effective time of the Merger (as defined below), an aggregate of 3,143,949 Shares to Parent in exchange for their respective pro rata equity interests in Parent. The foregoing description of the Rollover Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Rollover Agreements, which are attached as Exhibits 99.6 through 99.14 hereto and incorporated by reference herein.

In addition, Parent entered into a commitment letter, dated June 15, 2018 (the “Fortress Financing Commitment”), with Fortress Credit Advisors LLC, on behalf of itself and/or as agent on behalf of one or more funds or accounts managed by affiliates of Fortress Credit Advisors LLC (collectively, “Fortress”), pursuant to which Fortress committed to provide, subject to conditions specified in the Fortress Financing Commitment, up to $282 million in debt financing, through a multi-tranche term financing facility, which financing will be used to fund a portion of the merger consideration under the Merger Agreement, refinancing of the Issuer’s or its subsidiaries’ existing indebtedness and pay related fees and expenses. This summary of the Fortress Financing Commitment does not purport to be complete and is qualified in its entirety by reference to the Fortress Financing Commitment, which is attached hereto as Exhibit 99.15 and incorporated herein by reference.

Parent has also entered into a commitment letter, dated June 15, 2018 (the “Wells Financing Commitment”), with Wells Fargo Bank, N.A. (“Wells Fargo”), pursuant to which Wells Fargo committed to provide, subject to conditions specified in the Wells Financing Commitment, a $275 million Senior Secured Asset Backed Revolving Loan Facility, which financing will be used to fund a portion of the merger consideration under the Merger Agreement, refinance the Issuer’s existing indebtedness, pay related fees and expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Merger. This summary of the Wells Financing Commitment does not purport to be complete and is qualified in its entirety by reference to the Wells Financing Commitment, which is attached hereto as Exhibit 99.16 and incorporated herein by reference.

12

CUSIP No. 288853104

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As described in Item 3 above, on June 15, 2018, Parent, Merger Sub and the Issuer entered into the Merger Agreement, under which Parent, a newly formed entity controlled by George Feldenkreis, has agreed to acquire all of the outstanding Shares not already beneficially owned by the Rollover Participants (other than Shares held in treasury and Shares owned by shareholders who perfect appraisal rights under applicable law), for $27.50 per share in cash.

Upon the terms and subject to the conditions in the Merger Agreement, Merger Sub will merge with and into the Issuer with the Issuer being the surviving corporation (the “Merger”). As a result of the Merger, the Issuer will become a wholly-owned subsidiary of Parent and the Shares will be delisted from The Nasdaq Global Market and be deregistered under the Securities Exchange Act of 1934, as amended. Consummation of the Merger is subject to the approval of the Issuer’s shareholders, including approval by the holders of a majority of the Shares not owned by the Rollover Participants or any other officers or directors of the Issuer, receipt of regulatory approvals and certain other customary closing conditions. While the Merger Agreement is pending, the Issuer and George Feldenkreis have agreed to defer the next annual meeting for the election of directors of the Issuer.

The Merger Agreement provides that, at the effective time of the Merger, the Issuer’s certificate of incorporation will be amended and restated as provided in the Merger Agreement, the bylaws of Merger Sub will become the bylaws of the Issuer, as the surviving corporation, the directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of the Issuer, as the surviving corporation, the officers of the Issuer will continue to serve as the officers of the surviving corporation, and the business of the Issuer will continue to be run under the “Perry Ellis” name. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

In connection with the Merger Agreement, each of the Rollover Participants also entered into a voting agreement (the “Voting Agreement”) with Parent and the Issuer. Pursuant to the Voting Agreement, each Rollover Participant has agreed, among other things, to vote for and support the Merger and against any Takeover Proposal (as defined in the Merger Agreement). The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as Exhibit 99.2 hereto and incorporated by reference herein.

Concurrently with the execution of the Merger Agreement, George Feldenkreis has entered into a Limited Guarantee guaranteeing certain obligations of Parent under the Merger Agreement, including the payment of the Parent Termination Fee (as defined in the Merger Agreement) in the event the Merger Agreement is terminated under specified circumstances. George Feldenkreis has pledged 647,451 of his Shares to secure, and as sole recourse for, such obligations of Parent pursuant to the terms of a Security and Pledge Agreement entered into with Issuer concurrently with the execution of the Merger Agreement. The foregoing description of the Limited Guarantee and Security and Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee and Security and Pledge Agreement, which are attached hereto as Exhibit 99.3 and 99.4, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported to be benefically owned by each Reporting Person named herein is based upon 15,867,000 Shares outstanding as of June 11, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 13, 2018.

As of the close of business on June 18, 2018, George Feldenkreis beneficially owned 1,716,863 Shares, including (i) 88,189 Shares owned by the George Feldenkreis Revocable Trust UAD 12/23/13, of which George Feldenkreis serves as the trustee, (ii) 3,974 Shares of restricted stock that were granted under the 2015 Long-Term Incentive Compensation Plan, and vest on June 13, 2019 and (iii) 122,316 Shares which are owned directly by the Foundation, which in the aggregate represents approximately 10.8% of the outstanding Shares.

13

CUSIP No. 288853104

As of the close of business on June 18, 2018, Parent and Merger Sub did not own any Shares.

As of the close of business on June 18, 2018, Oscar Feldenkreis may be deemed to beneficially own 1,223,329 Shares, which includes (i) 921,498 Shares owned by the Oscar Feldenkreis Revocable Trust UAD 5/6/11, of which Oscar Feldenkreis serves as the trustee, (ii) 7,388 Shares of restricted stock that vest on April 20, 2019, (iii) 44,333 Shares of performance stock granted in April 2016, which vest up to 100%, provided that certain performance criteria have been achieved as of the last day of fiscal 2019 (and Oscar Feldenkreis may be entitled to additional performance Shares if the Issuer exceeds the performance goals), (iv) 13,143 Shares of restricted stock that vest in two remaining annual installments beginning on April 25, 2019, (v) 39,425 Shares of performance stock granted in April 2017, which vest up to 100%, provided that certain performance criteria have been achieved as of the last day of fiscal 2020 (and Oscar Feldenkreis may be entitled to additional performance Shares if the Issuer exceeds the performance goals), (vi) 15,849 Shares of restricted stock that vest over three years beginning April 9, 2019, (vii) 31,693 Shares of performance stock that vest up to 100% if certain performance goals are met and Oscar Feldenkreis is employed by the Issuer on the last day of fiscal 2021 (and Oscar Feldenkreis may be entitled to additional performance Shares if the Issuer exceeds the performance goals), (viii) 50,000 Shares owned by the Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which Oscar Feldenkreis’ spouse is the Trustee, (ix) 50,000 Shares owned by the Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which Oscar Feldenkreis’ spouse is the Trustee, and (x) 50,000 Shares owned by the Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which Oscar Feldenkreis’ spouse is the Trustee, which in the aggregate represents approximately 7.7% of the outstanding Shares.

As of the close of business on June 18, 2018, Fanny Hanono beneficially owned 326,073 Shares, including 288,181 Shares owned by the Fanny Hanono Revocable Trust UAD 07/06/11, of which Fanny Hanono serves as the trustee, which represents approximately 2.1% of the outstanding Shares.

As of the close of business on June 18, 2018, Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy did not own any Shares.

(b)       George Feldenkreis has the sole power to vote and dispose of the 1,590,573 Shares beneficially owned by him and shares the power with the Foundation to vote and dispose of the 122,316 Shares beneficially owned by the Foundation. George Feldenkreis has the power to vote but does not have the power to sell, transfer, pledge, or otherwise dispose of the 3,974 Shares of restricted stock until such Shares have vested.

Oscar Feldenkreis has the sole power to vote 1,073,329 of the Shares beneficially owned by him, the sole power to dispose of the 921,498 Shares owned by the Oscar Feldenkreis Revocable Trust UAD 5/6/11 and may be deemed to share the power with his spouse to vote and dispose of the 150,000 Shares beneficially owned by certain trusts of which his spouse is trustee. Oscar Feldenkreis has the power to vote but does not have the power to sell, transfer, pledge, or otherwise dispose of the 229,094 Shares of restricted and performance stock until such Shares have vested.

Fanny Hanono has the sole power to vote and dispose of the 326,073 Shares beneficially owned by her.

(c)       Except for the grant of 3,974 Shares of restricted stock to George Feldenkreis on June 13, 2018 in his capacity as a director of the Issuer, there were no transactions in the Shares by any Reporting Person or any person set forth on Schedule A annexed hereto in the past sixty days.

(d)       No person other than the Reporting Persons (or, in the case of Oscar Feldenkreis, his spouse, with respect to the 150,000 Shares held in trusts for which she serves as trustee) is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in or incorporated by reference into Items 3 and 4 above is incorporated herein by reference in its entirety.

On June 18, 2018, Oscar Feldenkreis, Fanny Hanono, Parent and Merger Sub entered into a Joinder to the Joint Filing and Solicitation Agreement by and among George Feldenkreis, the Foundation, and each of Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy, dated May 17, 2018, pursuant to which, Oscar Feldenkreis, Fanny Hanono, Parent and Merger Sub agreed solely to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and not to any other provision therein. A copy of the Joinder is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

George Feldenkreis was granted 3,974 restricted Shares from the Issuer on June 13, 2018, under the Issuer’s 2015 Long-Term Incentive Compensation Plan, which vest on June 13, 2019.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1       Agreement and Plan of Merger, by and among Parent, Merger Sub and the Issuer, dated June 15, 2018.

99.2       Voting Agreement, by and among Parent, the Issuer and shareholders listed therein, dated June 15, 2018.

99.3       Limited Guarantee, by George Feldenkreis in favor of the Issuer, dated June 15, 2018.

99.4       Pledge and Security Agreement, by and between the Issuer and George Feldenkreis, dated June 15, 2018.

99.5       Joinder dated June 18, 2018, of Oscar Feldenkreis, Fanny Hanono, Parent and Merger Sub to the Joint Filing and Solicitation Agreement by and among George Feldenkreis, the Feldenkreis Family Foundation, Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy, dated May 17, 2018.

99.6       Rollover Agreement of George Feldenkreis, dated June 15, 2018.

99.7       Rollover Agreement of George Feldenkreis, as trustee for the George Feldenkreis Revocable Trust UAD 12/23/13, as amended on 11/2/17, dated June 15, 2018.

99.8       Rollover Agreement of Oscar Feldenkreis, dated June 15, 2018.

99.9       Rollover Agreement of Oscar Feldenkreis, as trustee for the Oscar Feldenkreis Revocable Trust UAD 5/6/11, dated June 15, 2018.

99. 10    Rollover Agreement of Elena Feldenkreis, as trustee for the Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, dated June 15, 2018.

99.11      Rollover Agreement of Elena Feldenkreis, as trustee for the Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, dated June 15, 2018.

99.12      Rollover Agreement of Elena Feldenkreis, as trustee for the Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, dated June 15, 2018.

99.13      Rollover Agreement of Fanny Hanono, dated June 15, 2018.

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99.14      Rollover Agreement of Fanny Hanono, as trustee for Fanny Hanono Revocable Trust UAD 07/06/11, dated June 15, 2018.

99.15      Fortress Commitment Letter by and between Parent and Fortress dated June 15, 2018.

99.16      Wells Fargo Commitment Letter by and between Parent and Wells Fargo dated June 15, 2018.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2018

/s/ George Feldenkreis
GEORGE FELDENKREIS Individually and as attorney-in-fact for Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy

FELDENKREIS FAMILY FOUNDATION, INC.

By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	President and Director

/s/ Oscar Feldenkreis
OSCAR FELDENKREIS

/s/ Fanny Hanono
FANNY HANONO

Feldenkreis Holdings LLC

By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	Sole Member

GF MERGER SUB, INC.

By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	Chief Executive Officer and President

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Schedule A

Directors and Officers of the Feldenkreis Family Foundation, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship	Ownership
George Feldenkreis, President and Director	See Item 2 of the Schedule 13D	See Item 2 of the Schedule 13D	USA	See Item 5 of Schedule 13D
Oscar Feldenkreis, Vice President and Director	See Item 2 of the Schedule 13D	See Item 2 of the Schedule 13D	USA	See Item 5 of Schedule 13D
Fanny Hanono, Secretary, Treasurer and Director	See Item 2 of the Schedule 13D	See Item 2 of the Schedule 13D	USA	See Item 5 of Schedule 13D